

BCSB BANKCORP SM

BCSB Bankcorp, Inc.

2002 Annual Report

BCSB BANKCORP, INC.

BCSB Bankcorp, Inc. (the "Company") serves as the holding company for its wholly owned subsidiary, Baltimore County Savings Bank, F.S.B. (the "Bank"). Baltimore County Savings Bank, M.H.C. (the "MHC"), a federal mutual holding company, owns 63.9% of the Company's outstanding common stock. The Company has no significant assets other than its investment in the Bank. The Company is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank.

The Bank is a federal savings bank operating through sixteen banking offices serving the Baltimore Metro area. The Bank's principal business consists of attracting deposits from the general public and investing these funds in loans secured by first mortgages on owner-occupied, single-family residences in the Bank's market area, and, to a lesser extent, other real estate loans, consisting of construction loans, single-family rental property loans and commercial real estate loans, and consumer loans, particularly automobile loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and other income. Funds for these activities are provided principally by operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities.

MARKET INFORMATION

The Company's common stock began trading under the symbol "BCSB" on the Nasdaq National Market System on July 9, 1998. There are currently 5,874,082 shares of the common stock outstanding and approximately 1,059 holders of record of the common stock. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq National Market System during the periods indicated, as well as dividends paid on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2002			
First quarter	$ 10.250	$ 9.251	$ .125
Second quarter	10.549	9.350	.125
Third quarter	13.450	10.250	.125
Fourth quarter	13.200	11.640	.125
Fiscal 2001			
First quarter	$ 6.625	$ 5.938	$ .125
Second quarter	9.000	6.469	.125
Third quarter	9.950	8.250	.125
Fourth quarter	10.350	8.500	.125

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

TABLE OF CONTENTS

BCSB BANKCORP, INC.

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.BALTCOSAVINGS.COM
E-Mail: BALTOSAV@Clark.Net

Dear Fellow Stockholders, Depositors and Friends,

This past year has been very exciting for us. Significant growth and opportunities were realized in the acquisition of Heritage Savings Bank. In late December 2001 we became aware of the possibility of acquiring Heritage. After a thorough review of their financial condition and operations, the Board authorized the purchase transaction in February 2002. Regulatory approval was obtained and we completed the acquisition on July 24, 2002. The acquisition increased our assets by 33% at that time. Overall, the bank's assets exceed $587,000,000, a 50% increase. There are now 16 banking locations in the Baltimore area. The business generated as a result of our increased size will be beneficial to the future operations of the bank.

On the pages that follow, we report the operating results for this past year. The expansion in prior years is producing results. The bank has posted a significant increase in earnings. We expect continued improvement in operating results. This will enhance the value of your investment and maintain the safe and sound financial condition we have experienced for many years.

This past year has seen adverse news concerning a large local bank and other publicly traded companies. Let me assure you that we have controls in place to make certain that all transactions are prudent for a bank our size and within the limits of what is allowed.

The confidence in publicly traded companies has been affected this year for several reasons, all of which were detailed in the press. Congress has legislated significant changes in public reporting. Being in a regulated industry, we are used to scrutiny of our operations. While the disclosures are new, many of the required controls needed for accuracy have been in place at our bank for some time.

The Board of Directors has always and will continue to make certain this company operates in a safe and sound manner. This protects your deposits and your investments. The result will be enhanced stockholder value and prudent growth for all of us.

Very truly yours,

Gary C. Loraditch
President

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Consolidated Financial Condition Data

	At September 30,	
	2002	2001
	(In thousands)	
Total assets	$ 587,065	$ 390,883
Loans receivable, net	396,617	268,010
Cash	6,468	4,056
Interest-bearing deposits in other banks	15,808	7,953
Federal funds sold	3,527	3,313
Investment securities:		
Available for sale	45,083	23,969
Held to maturity	4,496	18,494
Mortgage-backed securities:		
Available for sale	60,411	11,442
Held to maturity	33,691	41,655
FHLB stock	3,940	1,834
Deposits	498,785	325,786
FHLB advances	26,968	17,800
Trust Preferred Securities	12,500	-
Stockholders' equity - substantially restricted	45,306	42,730

Selected Consolidated Operations Data

	Year Ended September 30,	
	2002	2001
	(In thousands)	
Interest income	$ 28,480	$ 24,348
Interest expense	14,946	14,240
Net interest income before provision for loan losses	13,534	10,108
Provision for loan losses	509	332
Net interest income	13,025	9,776
Other income	1,053	738
Non-interest expense	11,363	10,330
Income before income taxes	2,715	184
Income tax provision	984	79
Net income	$ 1,731	$ 105

Key Operating Ratios:

	At or for the Year Ended September 30,	
	2002	2001
Performance Ratios:		
Return on average assets (net income divided by average total assets)	.37%	.03 %
Return on average equity (net income divided by average equity)	4.01	.25
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.94	2.58
Net interest margin (net interest income divided by average interest-earning assets)	3.15	2.99
Ratio of average interest-earning assets to average interest-bearing liabilities	105.92	109.70
Ratio of non-interest expense to average total assets	2.46	2.90
Dividend payout ratio (dividends declared per share divided by net income per share)	161.29	2,500.00
Asset Quality Ratios:		
Nonperforming assets to total assets at end of period	.28	.08
Nonperforming loans to gross loans at end of period	.33	.08
Allowance for loan losses to gross loans at end of period	.55	.55
Allowance for loan losses to nonperforming loans at end of period	158.09	653.97
Provision for loan losses to gross loans	.12	.12
Net charge-offs to average loans outstanding	.09	.07
Capital Ratios:		
Equity to total assets at end of period	7.72	10.91
Average equity to average assets	8.61	12.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was formed in June 1998 by the Bank to become the holding company for the Bank following the Bank's reorganization into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, the Company became a majority-owned subsidiary of the MHC. The Reorganization was consummated on July 8, 1998. All references to the Company prior to July 8, 1998, except where otherwise indicated, are to the Bank.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolio and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of other income, which primarily consists of fees and charges, and levels of non-interest expenses such as salaries and related expenses.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Recent Acquisition

On July 24, 2002, the Company and the Bank completed the acquisition of WHG Bancshares Corporation ("WHG Bancshares") and its wholly owned subsidiary, Heritage Savings Bank, F.S.B. ("Heritage Bank"). Stockholders of WHG Bancshares received $14.25 per share in cash for each of the 1,285,050 outstanding shares of WHG Bancshares's common stock. As a result of the merger, Heritage Bank merged into the Bank and its five locations became branch offices of the Bank. The aggregate purchase price was approximately $18.3 million. The transaction was accounted for using the purchase method.

Asset/Liability Management

The Company strives to achieve consistent net interest income and reduce its exposure to adverse changes in interest rates by attempting to match the terms to re-pricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. By controlling the increases and decreases in its interest income and interest expense which are brought about by changes in market interest rates, the Bank can significantly influence its net interest income.

The senior officers of the Bank meet on a weekly basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

The Bank's principal strategy in managing interest rate risk has been to emphasize the acquisition of short- and intermediate-term assets, including locally originated short term (15-years or less) fixed-rate mortgage loans and consumer loans, particularly automobile loans. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent periods has purchased investment securities so as to reduce the Bank's exposure to fluctuations in interest rates. To further manage interest rate risk, the Bank will occasionally sell loans into the secondary market, while retaining the servicing of said loans. Beginning in 2002 the Bank implemented a policy of selling fixed rate loans with terms of 15 years or less where the interest rate risk to the portfolio was significant relative to current market conditions and historical analysis.

In addition to shortening the average repricing period of its assets, the Bank has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit, which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

Market Risk

Management measures the Bank's interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the Bank's NPV of sudden and sustained increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV in the event of 1%, 2% and 3% increases in market interest rates, and in the event of 1%, 2% and 3% decreases in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at September 30, 2002. All changes meet the Bank's policy requirements.

Change in Rates	Net Portfolio Value			NPV as % of PV of Assets	
	$ Amount	$ Change (1)	% Change (2)	NPV Ratio (3)	Change (4)
	(Dollars in thousands)				
+ 300 bp	$ 54,540	$(16,304)	(23)%	9.63%	(196) bp
+ 200 bp	47,777	(23,066)	(33)	8.20	(338) bp
+ 100 bp	60,971	(9,873)	(14)	10.19	(140) bp
0 bp	70,843			11.58	
- 100 bp	68,578	(2,265)	(3)	11.06	(53) bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Risk Measures: 200 bp rate shock

	At September 30, 2002	At September 30, 2001
Pre-Shock NPV Ratio: NPV as % of PV of Assets	11.58%	11.34 %
Exposure Measure: Post Shock NPV Ratio............................	8.20	7.98
Sensitivity Measure: Change in NPV Ratio	338 bp	336 bp

The above table indicates that at September 30, 2002, in the event of sudden and sustained increases in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of sudden and sustained decreases in prevailing market interest rates, the Bank's NPV would be expected to decrease, but by a much smaller amount then if there were an increase in interest rates. The Bank's Board of Directors reviews the Bank's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets. At September 30, 2002, the Bank's estimated changes in NPV were within the targets established by the Board of Directors.

NPV is calculated by the OTS by using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarter ended September 30, 2002, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yield and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the year ended September 30, 2002. The year ended September 30, 2001 average balances were computed using month-end balances. Total average assets are computed using month-end balances.

The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets.

	Year Ended September 30,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable (1)	$ 295,694	$21,816	7.38%	$ 248,035	$18,938	7.64%
Mortgage backed securities	68,897	3,638	5.28	32,598	1,948	5.98
Investment securities and FHLB stock	55,506	2,811	5.06	43,384	2,751	6.34
Other interest-earning assets	9,844	215	2.18	13,948	711	5.10
Total interest-earning assets	429,941	28,480	6.62	337,965	24,348	7.20
Non-interest-earning assets	32,490			17,801		
Total assets	$ 462,431			$ 355,766		
Interest-bearing liabilities:						
Deposits	$ 382,729	$ 13,984	3.65%	$ 297,732	13,785	4.63
FHLB advances	18,142	773	4.26	8,725	451	5.17
Trust Preferred Securities	3,262	187	5.73	-	-	-
Other liabilities	1,775	2	.11	1,618	4	.25
Total interest-bearing liabilities	405,908	14,946	3.68	308,075	14,240	4.62
Non-interest-bearing liabilities	13,331			4,852		
Total liabilities	419,239			312,927		
Stockholders' equity	43,192			42,839		
Total liabilities and stockholders' equity	$ 462,431			$ 355,766		
Net interest income		$ 13,534			$ 10,108	
Interest rate spread			2.94 %			2.58%
Net interest margin (2)			3.15 %			2.99%
Ratio of average interest-earning assets to average interest-bearing liabilities			105.92 %			109.70%

(1) Includes nonaccrual loans.
(2) Represents net interest income divided by the average balance of interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by the changes in volume).

	Year Ended September 30, 2002 vs. 2001			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(In thousands)			
Interest income:				
Loans receivable	$ 3,639	$ (638)	$ (123)	$ 2,878
Mortgage-backed securities	2,169	(227)	(252)	1,690
Investment securities and FHLB Stock	769	(554)	(155)	60
Other interest-earning assets	(208)	(408)	120	(496)
Total interest-earning assets	6,369	(1,827)	(410)	4,132
Interest expense:				
Deposits	3,936	(2,907)	(830)	199
FHLB advances	487	(79)	(86)	322
Trust Preferred Securities	0	0	187	187
Other liabilities	0	(2)	0	(2)
Total interest-bearing liabilities	4,423	(2,988)	(729)	706
Change in net interest income	$ 1,946	$ 1,161	$ 319	$ 3,426

Comparison of Financial Condition at September 30, 2002 and 2001

During the year ended September 30, 2002, the Company focused its efforts on pursuing its growth strategy through the acquisition of WHG Bancshares Corporation and its wholly owned subsidiary, Heritage Savings Bank F.S.B. This acquisition added five additional branch offices to Baltimore County Savings Bank's branch network. WHG Bancshares had $157.5 million in assets, $116.8 million in loans and $118.2 million in deposits at June 30, 2002.

Total assets increased by $196.2 million, or 50.2%, from $390.9 million at September 30, 2001 to $587.1 million at September 30, 2002. The increase in assets during fiscal year 2002 was partially attributable to the merger with WHG Bancshares. The merger increased assets by $157.5 million. Loans receivable, net increased by $128.6 million, or 48.0%, from $268.0 million at September 30, 2001 to $396.6 million at September 30, 2002, of which $116.8 million was a result of the merger with WHG Bancshares. Mortgage backed securities increased by $41.0 million, or 77.2%, from $53.1 million at September 30, 2001 to $94.1 million at September 30, 2002. The merger increased mortgage-backed securities by $18.0 million. There was also a $7.1 million, or 16.7%, increase in investment securities from $42.5 million at September 30, 2001 to $49.6 million at September 30, 2002. The WHG Bancshares merger caused $766,000 of this increase. Interest-bearing deposits increased by $7.8 million, or 97.5%, from $8.0 million at September 30, 2001 to $15.8 million at September 30, 2002. The merger with WHG Bancshares increased interest-bearing deposits by $15.8 million, but part of this increase was offset by calls of investment securities.

In recent years, the Company has emphasized the origination of automobile loans because of the higher rates and shorter terms to maturity of those loans. The Company increased automobile loans by $20.4 million, or 28.0%, from $72.8 million at September 30, 2001 to $93.2 million at September 30, 2002. Most of the remaining increase in the loan portfolio reflected an increase in single-family residential mortgage loans, which increased by $55.1 million, or 33.4%, from $165.0 million at September 30, 2001 to $220.1 million at September 30, 2002, reflecting increased loan demand and the addition of new customers from the new branch offices acquired in the WHG Bancshares merger. The Company also placed an emphasis on the origination of commercial real estate loans in an effort to diversify the loan portfolio and increase yield. Through the merger and loan originations the commercial real estate loan portfolio increased by $43.0 million, of 286.7% from $15.1 million at September 30, 2001 to $58.1 million at September 30, 2002.

The Company's loan growth was funded with deposits, which increased by $173.0 million, or 53.1%, from $325.8 million at September 30, 2001 to $498.8 million at September 30, 2002. The Bank increased it deposits as a result of the merger by $118.2 million, and through increased marketing efforts.

Stockholders' equity increased by $2.6 million, or 6.1%, from $42.7 million at September 30, 2001 to $45.3 million at September 30, 2002. The increase was the result of a $1.2 million reclassification of the Rabbi-Trust obligation, and net income offset by dividends paid. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The Rabbi Trust was reclassified as an equity account following stockholder approval on an amendment to the Directors' Retirement Plan requiring that obligations to participants be settled with shares of Common Stock.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net Income: Net income increased by $1.6 million, from $105,000 for the year ended September 30, 2001 to $1.7 million for the year ended September 30, 2002. The increase was due primarily to a $3.4 million, or 33.7% increase in net interest income which was partially offset by a $1.0 million, or 10.0% increase in non-interest expenses and a $905,000 increase in the income tax provision.

Net Interest Income: Net interest income increased by $3.4 million or 33.7% from $10.1 million for the year ended September 30, 2001 to $13.5 million for the year ended September 30, 2002. The increase in net interest income primarily was the result of increases in the volume of interest-earning assets. These increases allowed the Company to improve net interest income despite a 58 basis point decrease in the yield on interest-earning assets. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 109.7% for the year ended September 30, 2001 to 105.9% for the year ended September 30, 2002. The Company was able to increase the interest rate spread from 2.58% at September 30, 2001, to 2.94% at September 30, 2002 due to declining interest rates and the re-pricing of deposits.

Interest income increased by $4.2 million, or 17.3%, from $24.3 million for the year ended September 30, 2001 to $28.5 million for the year ended September 30, 2002. This increase was due primarily to an increase in interest and fees on loans, which reflected an increase in the average balance of loans from $248.0 million at September 30, 2001 to $295.7 million at September 30, 2002. The increase in the average balance of loans was achieved primarily through increases in residential mortgage loans, commercial loans and automobile loans. Also contributing to the increase in interest income was $1.7 million, or 86.8% increase in interest on mortgage backed securities, which increased primarily due to an increase in the average balance of mortgage backed securities from $32.6 million at September 30, 2001 to $68.9 million at September 30, 2002. Dividends on investment securities also increased $61,000, or 2.2%. These increases helped to offset the decrease of $496,000, or 69.8% in other interest income. Other interest income primarily decreased due to a decrease of 292 basis points in the average yield on interest-bearing deposits and Federal funds sold, and a decrease of $4.1 million, or 29.5% in the average balance of interest-bearing deposits and Federal funds sold from $13.9 million at September 30, 2001 to $9.8 million at September 30, 2002.

Interest Expense: Interest expense increased by $706,000 or 5.0%, from $14.2 million for the year ended September 30, 2001 to $14.9 million for the year ended September 30, 2002. This increase was due to an increase in the average volume of deposits, which are the largest component of the Company's interest-bearing liabilities. The average balance of deposits increased by $85.0 million, or 28.5%, from $297.7 million at September 30, 2001 to $382.7 million at September 30, 2002. The Company was able to increase its deposits through its use of advertising and the acquisition of WHG Bancshares. The increase in interest expense was partially offset by a decrease of 98 basis points in the average yield paid on deposits, from 4.63% for the year ended September 30, 2001 to 3.65% for the year ended September 30, 2002. Also contributing to the increase in interest expense was an increase in interest paid on FHLB advances of $324,000, from $450,000 at September 30, 2001 to $774,000 at September 30, 2002. This increase was partially due to an increase in the average volume of FHLB advances of $9.4 million, or 107.9% from $8.7 million at September 30, 2001 to $18.1 million at September 30, 2002. The WHG Bancshares merger resulted in an increase in FHLB advances of $19.2 million. This increase was partially offset by a decrease of 91 basis points in the average yield, from 5.17% at September 30, 2001 to 4.26% at September 30, 2002. Also contributing to the increase in interest expense was interest on the Trust Preferred Securities which was $187,000 for the year ended September 30, 2002, compared to $0 for the year ended September 30, 2001.

Provision for Loan Losses: The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Provisions for loan losses are charged to the earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's loan portfolio. The Company established provisions for loan losses of $509,000 and $332,000 for the years ended September 30, 2002 and 2001, respectively. In establishing such provisions, management considered the delinquency of its loan portfolio as well as a review of classified assets. In addition, management considered the level of the Company's non-performing loans, which were $1,391,000 and $239,000 at September 30, 2002 and September 30, 2001 respectively.

Other Income: Total other income increased by $316,000, or 42.8%, from $738,000 for the year ended September 30, 2001 to $1.1 million for the year ended September 30, 2002. This increase was primarily due to the gain on sale of loans which increased $205,000, or 820.0% from, $25,000 for the year ended September 30, 2001 to $230,000 for the year ended September 30, 2002. The gain on sale of loans was achieved through the Company's implementation of a strategy to sell long-term low rate loans to Fannie Mae in an effort to mitigate interest rate risk. These gains may not be achieved to the same degree in the future should market conditions change.

Non-Interest Expense: Total non-interest expenses increased by $1.1 million, or 10.7%, from $10.3 million for the year ended September 30, 2001 to $11.4 million for the year ended September 30, 2002. The increase in non-interest expenses was due to increases in salaries and related expenses of $278,000, or 4.8%, which was offset in part by a reduction of $170,000 of compensation expense for the directors retirement plan due to the decline of value of the shares held in the Rabbi-Trust. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The related deferred compensation obligation was classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market value of each share, to reflect changes of the amount owed to the directors. No adjustments to compensation expense for the Rabbi Trust will be required for future periods as a result of stockholder approval of an amendment to the Directors' Retirement Plan. See Note 12 of Notes to Consolidated Financial Statements. The Company also experienced increases of $131,000, or 11.7%, in occupancy expense, $256,000 or 36.5% in data processing expense, $77,000, or 8.8% in property plant and equipment expense and $253,000 or 99.2% in other expenses. These increases were partially offset by a decrease of $43,000 or 5.3% in advertising expenses. During the quarter ended December 31, 2001, the Company wrote off, against a previously established allowance, $51,000 of EPIC loans included in foreclosed real estate. EPIC loans represented the balance due on an investment in a pool of mortgages which was foreclosed by the trustees for the holders of the security interest due to nonperformance. An allowance for losses was established based upon the original foreclosure and analysis of the collectibility of the loans granted to the purchasers of the foreclosed property.

Income Taxes: The Company's income tax expense was $984,000 and $79,000 for the years ended September 30, 2002 and September 30, 2001 respectively. The Company's effective tax rate was 36.2% and 43.1% for the years ended September 30, 2002 and 2001 respectively. The reduction in the effective tax rate for the year ended September 30, 2002 was due to an increase in state tax exempt securities.

Liquidity and Capital Resources

The Company has no business other than that of the Bank and investing the net stock issuance proceeds retained by it. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

At September 30, 2002, the Bank exceeded all regulatory minimum capital requirements. For information regarding the Bank's retained earnings as reported in its financial statements at September 30, 2002 to its tangible, core and risk-based capital levels and compares such totals to the regulatory requirements, see Note 16 of Notes to Consolidated Financial Statements.

On June 27, 2002, the Company established a trust subsidiary (the "Trust"), which issued and sold to private investors 12,500 securities with a liquidation amount of $1,000 per security, for a total of $12.5 million of preferred securities. The Company funded the Trust with $387,000 in exchange for 100% of the Trust's common securities. The Trust used the proceeds from these transactions to purchase $12,887,000 of floating rate subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Trust, and the Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities and subordinated debentures are due June 30, 2032. The rate is 3.65% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2002 was 5.51%. The junior subordinated debentures are the sole assets of the Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Trust. The Company used the proceeds from these transactions to increase the capital of the Bank. The $12.5 million of subordinated debt securities are includable as part of Tier 1 regulatory capital for the Bank. Based on the current interest rate of 5.425%, the Company would have an annual expense of $688,000 related to the trust preferred securities.

Payments to be made by the Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.65% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after June 30, 2007, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest.

The Company's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The primary investing activity of the Company are the origination of loans and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 2002 and 2001, the Bank had $129.2 million and $95.3 million, respectively, of loan originations. During the years ended September 30, 2002 and 2001, the Company purchased investment securities in the amounts of $72.8 million and $55.6 million, respectively, and mortgage-backed securities in the amounts of $52.8 million and $48.6 million, respectively. Other investing activities include originations of loans and purchases of mortgage-backed securities. The primary financing activity of the Company is the attraction of savings deposits.

The Company has other sources of liquidity if there is a need for funds. The Bank has the ability to obtain advances from the FHLB of Atlanta. In addition, the Company maintains a portion of its investments in interest-bearing deposits at other financial institutions that will be available, if needed.

The Bank's average daily liquidity ratio for the month of September 2002 was approximately 23.3%. Management seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, the Bank's relatively high liquidity will, to a certain extent, result in lower rates of return on assets.

The Company's most liquid assets are cash, interest-bearing deposits in other banks and federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2002, cash, interest-bearing deposits in other banks and federal funds sold totaled $6.5 million, $15.8 million and $3.5 million, respectively.

The Company anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at September 30, 2002 totaled $209.2 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Bank. The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk. At September 30, 2002, the Bank had commitments under standby letters of credit, lines of credit and commitments to originate mortgage loans of $431,000, $20.8 million and $12.9 million, respectively. See Note 3 of Notes to Consolidated Financial Statements.

On August 26, 1999 the Company commenced a stock repurchase program to acquire up to 320,124 shares (which included 91,464 shares for the Management Recognition Plan Trust), or approximately 5% of the Company's outstanding shares of common stock as part of its capital management strategy. The Company completed the repurchase in May 2000, acquiring 320,124 shares, for which it paid an aggregate of $2.5 million. A second repurchase program was announced on February 14, 2001. As of September 30, 2002 an additional 740 shares had been purchased at an aggregate cost of $9,376.

In keeping with the Company's stated policy, quarterly dividends were declared on December 28, 2001, March 27, June 27, and September 26, 2002 of 12 1/2¢ each. In keeping with Federal regulations, Baltimore County Savings Bank, M.H.C. (the "MHC") applied for, and elected to waive receipt of, dividends from the Company as to its shares, which amounted to 3,754,960 shares as of December 10, 2002, or 63.9% of all outstanding shares of the Company's common stock. The dividend rate is based in part on the Bank's strong capital position (see Note 16 of Notes to Consolidated Financial Statements) and the flexibility of the mutual holding company structure whereby the MHC, with regulatory approval, has waived dividends otherwise payable to it. This has enabled the Bank to reward its public shareholders with a strong dividend stream while retaining sufficient capital to support Company operations, earnings growth and the Bank's branch expansion business plan.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also requires reporting of discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Statement also eliminates the exception to consolidation for a temporarily controlled subsidiary.

In April 2002, FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this Statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2002, FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. The provision of this Statement requires long-term customer relationship intangible assets of financial institutions such as depositor – and borrower – relationship intangible assets and credit cardholder intangible assets to be subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used.

Anderson Associates, LLP

Certified Public Accountants
7621 Fitch Lane
Baltimore, Maryland 21236
410-882-8050

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
BCSB Bankcorp, Inc.
Baltimore, Maryland

We have audited the consolidated statements of financial condition of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2002 and September 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the two year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the two year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anderson Associates LLP

December 16, 2002
Baltimore, Maryland

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
September 30, 2002

	September 30, 2002	September 30, 2001
Assets		
Cash	$ 6,467,598	$ 4,055,985
Interest bearing deposits in other banks	15,808,342	7,952,621
Federal funds sold	3,527,387	3,313,392
Investment securities, available for sale (Note 2)	45,083,287	23,968,640
Investment securities, held to maturity (Note 2)	4,495,986	18,494,349
Loans receivable, net (Note 3)	396,616,729	268,010,050
Mortgage backed securities, available for sale (Note 4)	60,411,132	11,441,785
Mortgage backed securities, held to maturity (Note 4)	33,691,430	41,655,039
Foreclosed real estate, net (Note 5)	--	80,569
Premises and equipment, net (Note 6)	8,630,812	6,974,815
Federal Home Loan Bank of Atlanta stock, at cost	3,939,700	1,834,400
Accrued interest receivable – loans	1,421,418	930,784
- investments	294,897	609,585
- mortgage backed securities	474,143	304,094
Prepaid and deferred income taxes (Note 17)	1,268,370	195,544
Goodwill	2,294,327	--
Core deposit intangible (Note7)	542,000	--
Other assets	2,097,791	1,061,672
Total assets	$ 587,065,349	$ 390,883,324
Liabilities and Stockholders' Equity		
Liabilities		
Checks outstanding in excess of bank balance	$ 390,799	$ --
Deposits (Note 8)	498,785,268	325,785,538
Federal Home Loan Bank of Atlanta advances (Note 9)	26,968,099	17,800,000
Trust Preferred Securities (Note 10)	12,500,000	--
Advance payments by borrowers for taxes and insurance	1,194,371	1,147,121
Income taxes payable (Note 17)	58,226	5,901
Payables to disbursing agents	221,345	109,259
Dividends payable	264,891	264,045
Other liabilities	1,376,787	3,041,070
Total liabilities	541,759,786	348,152,934
Commitments and contingencies (Notes 3, 6, 9, 10, 11, 12 and 13)		
Stockholders' Equity (Notes 12, 13, 14, 15 and 16)		
Common stock (par value $.01 - 13,500,000 authorized, 5,874,082 and 5,867,322 shares issued and outstanding at September 30, 2002 and 2001, respectively)	58,741	58,673
Additional paid-in capital	20,302,518	20,116,467
Obligation under Rabbi Trust	1,156,870	--
Retained earnings (substantially restricted)	25,279,752	24,556,126
Accumulated other comprehensive income (net of taxes)	664,554	281,924
	47,462,435	45,013,190
Employee Stock Ownership Plan	(960,372)	(1,143,300)
Stock held by Rabbi Trust	(1,196,500)	(1,139,500)
Total stockholders' equity	45,305,563	42,730,390
Total liabilities and stockholders' equity	$ 587,065,349	$ 390,883,324

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended September 30, 2002	2001
Interest and fees on loans (Note 3)	$ 21,815,907	$ 18,938,731
Interest on mortgage backed securities	3,637,876	1,947,638
Interest and dividends on investment securities	2,811,536	2,750,922
Other interest income	214,952	711,169
Total interest income	28,480,271	24,348,460
Interest on deposits (Note 8)	13,983,646	13,785,205
Interest on borrowings - short term	118,824	132,499
Interest on borrowings – long term	654,684	317,900
Other interest expense	189,111	4,266
Total interest expense	14,946,265	14,239,870
Net interest income	13,534,006	10,108,590
Provision for losses on loans (Note 3)	509,290	332,341
Net interest income after provision for losses on loans	13,024,716	9,776,249
Other Income		
Gain (loss) on sale of foreclosed real estate	(5,569)	15,751
Gain on sale of loans	229,906	25,220
Servicing fee income	12,576	14,249
Fees and charges on loans	177,463	150,467
Fees on transaction accounts	413,328	322,459
Rental income	98,839	106,761
Gain from sale of investments	91,837	--
Gain from sale of mortgage backed securities	2,221	--
Loss on disposal of fixed assets	(14,090)	--
Miscellaneous income	46,969	102,672
Net other income	1,053,480	737,579
Non-Interest Expenses		
Salaries and related expense	6,106,076	5,827,819
Occupancy expense	1,250,776	1,120,279
Deposit insurance premiums	167,997	126,759
Data processing expense	957,860	701,689
Property and equipment expense	952,882	876,188
Professional fees	199,494	186,964
Advertising	762,864	806,020
Telephone, postage and office supplies	457,565	428,937
Other expenses	507,732	255,118
Total non-interest expenses	11,363,246	10,329,773
Income before tax provision	2,714,950	184,055
Income tax provision (Note 17)	983,976	79,290
Net income	$ 1,730,974	$ 104,765
Net Income Per Share of Common Stock (Note 1)		
Basic	$ 0.31	$ 0.02
Diluted	$ 0.30	$ 0.02

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Obligation Under Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income, Net of Taxes	Employee Stock Ownership Plan	Stock Held By Rabbi Trust	Total Stockholders' Equity
Balance – October 1, 2000	$ 58,871	$20,214,611	$ --	$ 25,447,089	$ --	$ (1,326,228)	$ (1,051,526)	$ 43,342,817
Compensation under stock based benefit plans	--	67,103	--	--	--	182,928	--	250,031
Acquisition of stock for Rabbi Trust	--	--	--	--	--	--	(87,974)	(87,974)
Treasury stock purchased	(198)	(165,247)	--	--	--	--	--	(165,445)
Cash dividends declared ($.50 per share)	--	--	--	(995,728)	--	--	--	(995,728)
Comprehensive income								
Net income for the year ended September 30, 2001	--	--	--	104,765				
Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $177,385	--	--	--	--	281,924	--	--	
Comprehensive income	--	--	--	--	--	--	--	386,689
Balance - September 30, 2001	58,673	20,116,467	--	24,556,126	281,924	(1,143,300)	(1,139,500)	42,730,390
Compensation under stock based benefit plans	--	135,495	--	--	--	182,928	--	318,423
Exercised options	75	59,925	--	--	--	--	--	60,000
Rabbi Trust Liability		--	1,156,870	--	--	--	--	1,156,870
Acquisition of stock for Rabbi Trust	--	--	--	--	--	--	(57,000)	(57,000)
Treasury stock purchased	(7)	(9,369)	--	--	--	--	--	(9,376)
Cash dividends declared ($.50 per share)	--	--	--	(1,007,348)	--	--	--	(1,007,348)
Comprehensive income								
Net income for the year ended September 30, 2002	--	--	--	1,730,974	--	--	--	--
Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $274,929	--	--	--	--	442,508	--	--	--
Reclassification adjustment for gains included in net income on available for sale securities, net of tax of $34,180	--	--	--	--	(59,878)	--	--	--
Comprehensive income	--	--	--	--	--	--	--	2,113,604
Balance - September 30, 2002	$ 58,741	$20,302,518	$ 1,156,870	$ 25,279,752	$ 664,554	$ (960,372)	$ (1,196,500)	$ 45,305,563

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30, 2002	2001
Operating Activities		
Net income	$ 1,730,974	$ 104,765
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Accretion and amortization of discount on investments, net	(15,643)	2,778
Dividends on investment securities	(931,495)	(250,539)
Gain on sale of investments	(91,837)	--
Loans originated for sale	(10,182,800)	(2,880,566)
Proceeds from loans sold	10,412,706	2,855,346
(Gain) on loans sold	(229,906)	(25,220)
Loan fees and costs deferred, net	166,414	22,860
Amortization of deferred loan fees, net	(237,860)	(94,973)
Provision for losses on loans	509,290	332,341
Non-cash compensation under Stock-Based Benefit Plan	318,423	250,031
Amortization of premium on mortgage backed securities	274,382	97,854
Amortization of Purchase Premiums and Discounts, net	(151,710)	--
Gain on sale of mortgage backed securities	(2,221)	--
Provision for depreciation	816,086	749,061
Loss on disposal of fixed assets	14,090	--
Loss (gain) on sale of real estate owned	5,569	(15,751)
Increase in accrued interest receivable on loans	(26,981)	(67,137)
Decrease in accrued interest receivable on investments	323,314	121,022
Increase in accrued interest receivable on mortgage backed securities	(84,272)	(183,006)
Decrease (increase) in prepaid and deferred income taxes	81,275	(115,349)
Increase in other assets	(860,459)	(533,213)
Decrease in accrued interest payable on deposits	(417,893)	(357,978)
Increase (decrease) in income taxes payable	52,325	(19,631)
(Decrease) increase in other liabilities and payables to disbursing agents	(754,265)	477,119
Net cash provided by operating activities	717,506	469,814

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30, 2002	2001
Cash Flows from Investing Activities		
Proceeds from maturing interest bearing deposits	$ 2,253,000	$ 2,759,000
Purchase of interest bearing deposits	--	(792,000)
Purchase of WHG Corporation, net of cash acquired	(4,318,428)	--
Purchases of investment securities - available for sale	(70,344,403)	(24,493,199)
Proceeds from maturities of investment securities - available for sale	16,612,000	1,155,656
Proceeds from sale of investment securities – available for sale	34,360,997	--
Purchases of investment securities - held to maturity	(2,495,937)	(31,140,000)
Proceeds from maturities of investment securities - held to maturity	16,500,000	53,800,000
Longer term loans originated	(53,326,464)	(39,947,775)
Principal collected on longer term loans	82,877,756	21,432,869
Net increase in short-term loans	(42,277,864)	(7,879,826)
Loans purchased	--	(414,712)
Purchase of mortgage backed securities – available for sale	(45,235,370)	(12,233,045)
Principal collected on mortgage backed securities - available for sale	11,908,292	871,005
Proceeds from sale of mortgage backed securities – available for sale	2,934,451	--
Purchase of mortgage backed securities - held to maturity	(7,589,623)	(36,353,304)
Principal collected on mortgage backed securities – held to maturity	15,387,327	14,424,563
Proceeds from sales of foreclosed real estate	75,000	94,603
Investment in premises and equipment	(515,050)	(1,014,281)
Purchase of Federal Home Loan Bank of Atlanta stock	(655,300)	--
Net cash used by investing activities	(43,849,616)	(59,730,446)
Cash Flows from Financing Activities		
Checks written in excess of Bank Balance	390,799	--
Net increase in demand deposits, money market, passbook accounts and advances by borrowers for taxes and insurance	22,734,854	6,457,281
Net increase in certificates of deposit	32,553,664	50,761,695
Increases in Federal Home Loan Bank of Atlanta advances	6,900,000	16,400,000
Repayment of Federal Home Loan Bank of Atlanta advances	(18,200,000)	(8,100,000)
Acquisition of stock for Rabbi Trust	(57,000)	(87,974)
Increase of Trust Preferred Securities	12,500,000	--
Treasury stock purchase	(9,376)	(165,445)
Exercised Stock Options	60,000	--
Increase (decrease) in dividends payable	846	(1,909)
Dividends on stock	(1,007,348)	(995,728)
Net cash provided by financing activities	55,866,439	64,267,920

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30, 2002	2001
Increase in cash and cash equivalents	$ 12,734,329	$ 5,007,288
Cash and cash equivalents at beginning of period	12,968,998	7,961,710
Cash and cash equivalents at end of period	$ 25,703,327	$ 12,968,998
The following is a summary of cash and cash equivalents:		
Cash	$ 6,467,598	$ 4,055,985
Interest bearing deposits in other banks	15,808,342	7,952,621
Federal funds sold	3,527,387	3,313,392
Balance of cash items reflected on Statement of Financial Condition	25,803,327	15,321,998
Less - certificate of deposit with a maturity of more than three months	100,000	2,353,000
Cash and cash equivalents reflected on the Statement of Cash Flows	$ 25,703,327	$ 12,968,998
Supplemental Disclosures of Cash Flows Information:		
Cash paid during the period for:		
Interest	$ 15,223,526	$ 14,575,316
Income taxes	$ 990,000	$ 122,866
Transfer from loans to real estate acquired through foreclosure	$ --	$ 109,421

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

A. Principles of Consolidation - BCSB Bankcorp, Inc. (the "Company") owns 100% of BCSB Bankcorp Capital Trust I and Baltimore County Savings Bank, F.S.B. (the "Bank"). The Bank owns 100% of Baltimore County Service Corporation and Ebenezer Road, Inc. The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since date of acquisition. All intercompany transactions have been eliminated in the consolidated financial statements. Ebenezer Road, Inc. sells insurance products.

B. Business - The Company's primary purpose is ownership of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public in their market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

C. Basis of Financial Statement Presentation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and real estate development.

D. Federal Funds - Federal funds sold are carried at cost which approximates market.

E. Investments and Mortgage Backed Securities - Investment securities in equity mutual funds, certain federal agency notes and mortgage backed securities may be held for an indefinite period of time. However, management may sell them in response to changes in interest rates or other similar factors and, accordingly, carries them at fair value. Other investment securities consisting of federal agency notes and bonds and mortgage backed securities are carried at cost, since management has the ability and intention to hold them to maturity. Amortization of related premiums and discounts are computed using the level yield method over the life of the security. Gains and losses on all investments and mortgage backed securities are determined using the specific identification method.

F. Loans Receivable - Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, unearned interest on consumer loans, deferred loan origination fees and the allowance for loan losses, since management has the ability and intention to hold them to maturity.

The Bank services loans for others and pays the participant its share of the Bank's collections, net of a stipulated servicing fee. Loan servicing fees are credited to income when earned and servicing costs are charged to expense as incurred.

Unearned interest on consumer loans is amortized to income over the terms of the related loans on the level yield method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

G. Allowance for Loan Losses - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful or when payment of principal and interest has become ninety days past due unless the obligation is well secured and in the process of collection. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan.

Loan origination fees and certain direct loan origination costs are deferred and recognized by the interest method over the contractual life of the related loan as an adjustment of yield.

H. Foreclosed Real Estate - Real estate acquired through foreclosure is recorded at the lower of cost or fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described above in Allowance for Loan Losses. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal cost. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached.

I. Loan Servicing – The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated by calculating the net present values of the interest payments over the life of the loans. Impairment is determined on a loan by loan basis. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a loan exceed its fair value.

J. Premises and Equipment - Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

Note 1 - Summary of Significant Accounting Policies - Continued

K. Income Taxes - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

L. Earnings Per Share - The Bank computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128. This Statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator). The basic and diluted weighted average shares outstanding for the years ended September 30, 2002 and 2001 are as follows:

	2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to share holders	$ 1,730,974	5,646,894	$ 0.31
Diluted EPS			
Effect of dilutive shares	--	69,106	
Income available to shareholders plus assumed conversions	$ 1,730,974	5,716,000	$ 0.30
	2001		
Basic EPS			
Income available to share holders	$ 104,765	5,555,939	$ 0.02
Diluted EPS			
Effect of dilutive shares	--	120,635	
Income available to shareholders plus assumed conversions	$ 104,765	5,676,574	$ 0.02

M. Statement of Cash Flows - In the statement of cash flows, cash and equivalents include cash, Federal Home Loan Bank of Atlanta overnight deposits, federal funds and certificates of deposit and Federal Home Loan Bank of Atlanta time deposits with an original maturity date less than ninety days.

N. Employee Stock Ownership Plan -The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. (See Note 12)

Note 1 - Summary of Significant Accounting Policies - Continued

O. All advertising costs are expensed as incurred.

P. Merger Agreement – On July 24, 2002, the Company acquired WHG Bancshares Corporation, the holding company for Heritage Savings Bank, a federally chartered savings bank. Holders of outstanding shares of WHG Bancshares received $14.25 in cash.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, July 24, 2002. The Company recorded net premiums of $2,779,968 on assets and $2,981,701 on liabilities. A core deposit intangible of $630,000 was also recorded. Fair value adjustments on the assets and liabilities purchased are being amortized over the estimated lives of the related assets and liabilities. The net effect of the amortization of premiums on net income before taxes for fiscal 2002 was $151,710. The excess of purchase price over the estimated fair value of the underlying net assets of $2,294,327 was allocated to goodwill. Goodwill will be assessed for impairment on an annual basis.

The following unaudited pro forma condensed consolidated financial information reflects the results of operations of the Company for the years ended September 30, 2002 and 2001 as if the transaction had occurred at the beginning of the period presented. These pro forma results are not necessarily indicative of what the Company's results of operations would have been had the acquisition actually taken place at the beginning of each period presented.

	Year Ended September 30,	
	2002	2001
Net interest income	$ 16,825,132	$ 14,377,234
Net income	2,954,550	1,202,004
Diluted net income per share	0.52	0.21

Q. Reclassification and Restatement - Certain prior years' amounts have been reclassified to conform to the current year's method of presentation.

R. Core Deposit Intangible – The Company recognized a core deposit intangible as described above as a result of the merger. This deposit base is assumed to decay over time as funds are withdrawn by customers. In this regard the Company utilizes an approximate nine year life. Amortization is calculated using algebraic formulas taking into account current portfolio costs and the current short term LIBOR rate.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities

The amortized cost and fair values of investment securities are as follows as of September 30, 2002 and 2001.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2002				
U.S. Government and Agency Obligations, available for sale	$ 19,084,503	$ 295,706	$ (20,224)	$ 19,359,985
Equity investments in Mutual Funds, available for sale	25,675,170	48,132	--	25,723,302
	$ 44,759,673	$ 343,848	$ (20,224)	$ 45,083,287
Held to Maturity:				
September 30, 2002				
U.S. Government and Agency Obligations, held to maturity	$ 4,495,986	$ 125,346	$ --	$ 4,621,332

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2001				
U.S. Government and Agency Obligations, available for sale	$ 14,404,373	$ 352,368	$ --	$ 14,756,741
Equity investments in Mutual Funds, available for sale	9,184,703	27,196	--	9,211,899
	$ 23,589,076	$ 379,564	$ --	$ 23,968,640
Held to Maturity:				
September 30, 2001				
U.S. Government and Agency Obligations, held to maturity	$ 18,494,349	$ 237,718	$ --	$ 18,732,067

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities - Continued

The following is a summary of investment securities:

	September 30, 2002		September 30, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale:				
U.S. Government and Agency Obligations				
Due within 12 months	$ --	$ --	$ --	$ --
Due beyond 12 months but within five years	3,599,390	3,675,198	999,471	1,038,531
Due beyond five years but within ten years	12,986,568	13,138,433	11,493,914	11,784,749
Due beyond ten years	2,498,545	2,546,354	1,910,988	1,933,461
Equity investments in mutual funds	25,675,170	25,723,302	9,184,703	9,211,899
	$ 44,759,673	$ 45,083,287	$ 23,589,076	$ 23,968,640

	September 30, 2002		September 30, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held to Maturity:				
U.S. Government and Agency Obligations				
Due within 12 months	$ --	$ --	$ --	$ --
Due beyond 12 months but within five years	3,499,062	3,608,673	4,498,680	4,563,455
Due beyond five years but within ten years	996,924	1,012,659	12,496,110	12,653,535
Due beyond ten years	--	--	1,499,599	1,515,077
	$ 4,495,986	$ 4,621,332	$ 18,494,389	$ 18,732,067

Proceeds from maturities and sales of available for sale securities during the year ended September 30, 2002 were $50,972,997. Net gains amounted to $91,837 for the year ended September 30, 2002. This consisted of gross gains of $115,207 and gross losses of $23,370.

Proceeds from maturities and sales of available for sale securities during the year ended September 30, 2001 were $1,155,656. There were no gross gains or losses realized for the year ended September 30, 2001.

Proceeds from maturities of held to maturity securities were $16,500,000 and $53,800,000 for the years ended September 30, 2002 and 2001, respectively. There were no gross gains or losses realized for the years ended September 30, 2002 and 2001.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable

Loans receivable at September 30, 2002 and 2001 consist of the following:

		September 30,	
		2002	2001
Single-family residential mortgages		$ 221,062,154	$ 165,028,058
Single-family rental property loans		8,306,509	7,580,775
Commercial real estate loans		57,356,553	15,068,080
Construction loans		11,733,663	8,708,710
Commercial loans secured		1,595,117	2,587,966
Commercial lease loans		1,170,210	1,308,097
Commercial lines of credit		4,207,625	400,620
Automobile loans		93,160,735	72,821,631
Home equity loans		13,864,092	8,934,728
Other consumer loans		3,896,598	2,394,511
		416,353,256	284,833,176
Add	- Purchase Accounting Premiums, net	1,990,236	--
Less	- undisbursed portion of loans in process	(4,902,134)	(4,433,734)
	- unearned interest	(13,964,290)	(10,683,706)
	- deferred loan origination fees and costs	(660,891)	(142,691)
	- allowance for loan losses	(2,199,448)	(1,562,995)
		$ 396,616,729	$ 268,010,050

The following is a summary of the allowance for loan losses:

	September 30,	
	2002	2001
Balance - beginning of year	$ 1,562,995	$ 1,402,911
Provision for losses on loans	509,290	332,341
Allowance assumed in acquisition	386,594	--
Charge-offs	(688,742)	(344,014)
Recoveries	429,311	171,757
Balance - end of year	$ 2,199,448	$ 1,562,995

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

Note 3 - Loans Receivable - Continued

A significant portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for multifamily residential, commercial and construction loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects. Automobile loans are secured by vehicles and home equity loans are secured by subordinated real estate properties. Repayments of automobile loans and home equity loans are expected primarily from the cash flows of the borrowers.

Non-accrual loans for which interest has been reduced totaled approximately $1,390,585 and $238,942 at September 30, 2002 and 2001, respectively. There were no impaired loans as defined by SFAS No. 114 at September 30, 2002 and 2001. There was no interest income recognized on impaired loans during these periods. The Bank was not committed to fund additional amounts on these loans.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest actually recognized for the years ended September 30, are summarized below:

	September 30,	
	2002	2001
Interest income that would have been recognized	$ 33,122	$ 20,415
Interest income recognized	8,483	9,591
Interest income not recognized	$ 24,639	$ 10,824

The following table set forth the amount and activity of the loans outstanding to officers and directors at September 30, 2002 and 2001.

	September 30,	
	2002	2001
Beginning balance	$ 701,086	$ 350,828
New loans	329,482	402,278
Loan repayments	(103,822)	(52,020)
Ending balance	$ 926,746	$ 701,086

The Bank services loans for others. The amount of such loans serviced at September 30, 2002 and 2001 was $12,306,345 and $4,980,011, respectively. At September 30, 2002 and 2001, the balance of loans sold by the Bank with recourse amounted to $275,996 and $363,493, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicings were approximately $73,843 and $41,718 at September 30, 2002 and 2001, respectively.

Note 3 - Loans Receivable - Continued

The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At September 30, 2002	Contract Amount At September 30, 2001
Standby letters of credit	$ 430,537	$ 68,681
Commercial lines of credit	$ 4,645,461	$ 1,030,000
Home equity lines of credit	$ 16,163,331	$ 21,748,800
Loan commitments, fixed rate	$ 10,101,613	$ 4,844,900
Loan commitments, variable rate	$ 2,755,000	$ 251,000

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. Unless otherwise noted, the standby letters of credit are not collateralized. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Home equity and commercial lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Rates on mortgage loan commitments for fixed rate loans ranged from 5.38% to 7.25% and 6.25% to 7.00% at September 30, 2002 and 2001, respectively. There were no mortgage loan commitments for variable rate loans at September 30, 2002. Rates on home equity loan commitments for fixed rate loans ranged from 5.5% to 6.5% and 6.75% to 7.75% at September 30, 2002 and 2001, respectively. Rates on home equity loan commitments for variable rate loans were at prime at September 30, 2002.

Rates on commercial loan commitments for fixed rate loans ranged from 7.0% to 8.5% at September 30, 2002. Rates on commercial loan commitments for variable rate loans ranged from 0.50% over prime to 2.0% over prime at September 30, 2002.

No amount was recognized in the statement of financial position at September 30, 2002 and 2001, as liability for credit loss nor was any liability recognized for fees received for standby letters of credit.

The Bank grants loans to customers, substantially all of whom are residents of the Metropolitan Baltimore and Harford County areas.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Mortgage Backed Securities

The amortized cost and fair values of mortgage backed securities are as follows as of September 30, 2002 and 2001:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2002				
GNMA certificates	$ 28,191,758	$ 264,472	$ (1,436)	$ 28,454,794
FNMA certificates	$ 19,015,492	$ 258,358	$ (3,141)	$ 19,270,709
FHLMC participating certificates	12,448,442	237,187	--	12,685,629
	$ 59,655,692	$ 760,017	$ (4,577)	$ 60,411,132
September 30, 2001				
FNMA certificates	$ 9,767,737	$ 83,518	$ (2,130)	$ 9,849,125
FHLMC participating certificates	1,594,303	--	(1,643)	1,592,660
	$ 11,362,040	$ 83,518	$ (3,773)	$ 11,441,785
Held to Maturity:				
September 30, 2002				
GNMA certificates	$ 11,067,019	$ 562,778	$ (6,758)	$ 11,623,039
FNMA certificates	12,555,877	366,135	(5,866)	12,916,146
FHLMC participating certificates	10,068,534	402,058	--	10,470,592
	$ 33,691,430	$ 1,330,971	$ (12,624)	$ 35,009,777
September 30, 2001				
GNMA certificates	$ 6,692,193	$ 181,561	$ -	$ 6,873,754
FNMA certificates	20,698,414	360,497	(25,447)	21,033,464
FHLMC participating certificates	14,264,432	341,876	(8,716)	14,597,592
	$ 41,655,039	$ 883,934	$ (34,163)	$ 42,504,810

Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2002 were $2,934,451. Net gains amounted to $2,221 for the year ended September 30, 2002. This consisted of gross gains of $3,921 and gross losses of $1,700. No gains or losses were realized during the year ended September 30, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Foreclosed Real Estate

Foreclosed real estate at September 30, 2002 and 2001 is summarized by major classification as follows:

	September 30, 2002	September 30, 2001
EPIC loans	$ --	$ 50,822
Residential real estate	--	80,569
Allowance for losses	--	(50,822)
	$ --	$ 80,569

The allowance for losses on foreclosed real estate was $50,822 at September 30, 2001. There was no provision for loan losses during the years ended September 30, 2002 and 2001.

Note 6 - Premises and Equipment

Premises and equipment at September 30, 2002 and 2001 are summarized by major classification as follows:

	September 30, 2002	September 30, 2001	Life
Office building	$ 5,859,884	$ 4,569,884	50 Years
Leasehold improvements	1,123,517	660,563	7-31 Years
Furniture, fixtures and equipment	5,526,688	6,237,430	10 Years
	12,510,089	11,467,877	
Accumulated depreciation	3,879,277	4,493,062	
	$ 8,630,812	$ 6,974,815	

The Bank has entered into long-term leases for the land on which the main office is located and the premises of its branch offices. Rental expense under long-term leases for property for the years ended September 30, 2002 and 2001 was $649,691 and $641,512, respectively. At September 30, 2002, minimum rental commitments under noncancellable leases are as follows:

Years Ended September 30,	Amount
2003	$ 742,594
2004	762,940
2005	782,289
2006	746,845
2007	708,535
After 2007	3,936,361
	$ 7,679,564

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Core Deposit Intangible

	As of September 30, 2002
Core Deposit Intangible	$ 630,000
Accumulated Amortization	88,000
Net balance	$ 542,000
Aggregate Amortization Expense	
For the year ended September 30, 2002	$ 88,000
Estimated Amortization Expense	
For the year ended September 30, 2003	$ 120,000
For the year ended September 30, 2004	59,000
For the year ended September 30, 2005	62,000
For the year ended September 30, 2006	57,000
For the year ended September 30, 2007	59,000

Note 8 - Deposits

Deposits are summarized as follows at September 30, 2002 and 2001:

	2002		2001	
	Amount	%	Amount	%
Type of Account				
Deposits				
NOW	$ 31,849,467	6.39%	$ 22,116,378	6.79%
Non-interest bearing NOW	13,977,091	2.80	11,922,207	3.66
Money market	18,909,446	3.79	6,654,056	2.04
Passbook savings	92,301,331	18.50	60,943,874	18.71
Certificates	340,269,314	68.22	223,944,072	68.74
Purchase Accounting Premiums, net	1,391,921	.28	--	--
	498,698,570	99.98	325,580,587	99.94
Accrued interest payable	86,698	.02	204,951	.06
	$ 498,785,268	100.00%	$ 325,785,538	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $73,742,000 and $46,272,000 at September 30, 2002 and 2001, respectively. Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund.

Note 8 – Deposits - Continued

At September 30, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$ 209,151,012
2004	51,810,291
2005	44,941,309
2006	13,584,870
2007	20,780,782
2008 and thereafter	1,050
	$ 340,269,314

Interest expense on deposits for the years ended September 30, 2002 and 2001 is as follows:

	2002	2001
NOW	$ 434,916	$ 339,812
Money market	172,697	176,425
Passbooks savings	2,275,939	1,486,437
Certificates	11,100,094	11,782,531
	$ 13,983,646	$ 13,785,205

Note 9 - Federal Home Loan Bank of Atlanta Advances

The Bank has the following outstanding Federal Home Loan Bank advances as of September 30:

	2002		2001	
Due	Rate	Total	Rate	Total
Less than one year	2.17% - 6.41%	$ 4,500,000	3.76% - 4.22%	$ 8,800,000
One to two years	5.00% - 7.48%	2,250,000	3.70% - 6.41%	7,000,000
Beyond two years	4.89% - 6.60%	19,000,000	6.60% - 7.48%	2,000,000
Total borrowings		$ 25,750,000		$ 17,800,000

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta equal to 11% of the Bank's assets, secured by a blanket floating lien on mortgage loans receivable. The line of credit requires no compensating balances.

Note 10 – Trust Preferred Securities

Company-obligated preferred securities ("trust preferred securities") consist of 12,500 securities with a liquidation amount of $1,000 per security. The trust preferred securities were issued in June 2002 by a statutory business trust; BCSB Bankcorp Capital Trust I ("the Trust"). The Trust is a wholly owned subsidiary of the Company. The Trust used the proceeds of the trust preferred securities to purchase at par $12,887,000 of adjustable rate junior subordinated debentures of the Company that are due June 30, 2032. The rate is 3.65% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2002 was 5.425%. The junior subordinated debentures are the sole assets of the Trust.

Note 10 – Trust Preferred Securities - Continued

Payments to be made by the Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Considered together, the obligations of the Company constitute a full and unconditional guarantee of the Trust's obligations under the trust preferred securities.

Distributions on the trust preferred securities are payable quarterly at a rate of 3.65% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after June 30, 2007, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest.

Note 11 - Pension Plan

The Bank had a noncontributory, defined contribution, pension plan covering substantially all employees. It is a money purchase plan with contributions made each year for every participant in accordance with actuarial recommended formula. There is no past service liability or unfunded value of vested benefits as of December 31, 2001, the date of latest available annual review and valuation of the plan.

The expense for the pension plan amounted to $257,635 and $267,800 for the years ended September 30, 2002 and 2001, respectively.

Note 12- Directors Retirement Plan

The Director's Retirement Plan consisted of a Rabbi Trust that was invested primarily in the Company's stock. The related deferred compensation obligation was classified as a liability adjusted with a corresponding charge (or credit) to compensation costs by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market of each share, to reflect changes of the amount owed to the Directors. The plan was amended in fiscal 2002. The amended plan divided the then existing Plan into two plans. Under one plan the directors are credited with a specific number of shares of the Company's stock, and will be paid out by delivering only Company stock to the participants. Under the other plan directors compensation is invested primarily in one-year certificates of deposit. Due to the change, any increase or decrease in the market value of shares in the Plan will no longer be recognized as compensation expense or a reduction of compensation expense, in addition the obligation related to the stock plan is now included in the equity section of the statement of financial condition. Compensation expense was reduced by $170,315 for the year ended September 30, 2002, principally because of a decline in value of shares held in the Rabbi Trust up to the change in the plan. Compensation expense was increased by $431,827 for the year ended September 30, 2001, principally because of the increase in the value of shares held in the Rabbi Trust.

Note 13- Common Stock

In 1998, the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank. Simultaneously, the Bank consummated the formation of a new holding company, BCSB Bankcorp, Inc. Also simultaneously, a mutual holding company was formed, Baltimore County Savings Bank, M.H.C. In connection with the reorganization, the Company issued 6,116,562 shares of its common stock. A majority of that stock (3,754,960 shares) was issued to Baltimore County Savings Bank, M.H.C. The remainder was issued to the general public. Also, the Bank established the Baltimore County Savings Bank, F.S.B. Foundation through a contribution of 75,000 shares of its common stock.

At the same time as the reorganization, the Bank established an Employee Stock Ownership Plan ("ESOP") for its employees. On July 8, 1998 the ESOP acquired 182,928 shares of the Company's common stock in connection with the Bank's Reorganization to a mutual holding company form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from the Bank to the ESOP and earnings thereon.

All employees of the Bank who attain the age of 18 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants must be employed at least 500 hours in a plan year in order to receive an allocation. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 2 years of service with the Company or the Bank, 20% for 2 years of service, 40% for 3 years of service, 60% for 4 years of service, 80% for 5 years of service, and 100% for 6 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 1, 1998 effective date). Vesting accelerates to 100% upon a participant's attainment of age 65, death or disability.

The ESOP will be funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of the debt service. The compensation costs for the years ended September 30, 2002 and 2001 were $211,228 and $159,858, respectively.

The ESOP shares were as follows as of September 30:

	2002	2001
Shares released and allocated	86,893	68,599
Unearned shares	96,037	114,331
	182,930	182,930
Fair value of unearned shares	$ 1,200,463	$ 1,171,893

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14- Management Recognition Plan

On July 15, 1999, the Bank established a Management Recognition Plan ("MRP") to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers may be awarded a total of 91,464 shares of stock, which will be held in a separate trust that manages the MRP. The Bank funded the MRP during the year ended September 30, 1999 by purchasing 87,000 shares of common stock in the open market. During the year ended September 30, 2000, the remaining 4,464 shares were purchased. The Bank initially awarded an aggregate of 45,600 shares of common stock. During the year ended September 30, 2002 the Bank awarded an additional 25,750 shares, and intends to reserve the remaining 20,114 shares for possible future awards. Shares awarded to the participants in the MRP vest at a rate of 25% per year on each anniversary of the effective date of the MRP award. As of September 30, 2002, 34,200 shares have vested. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. Compensation expense in the amount of the fair market value of the Common Stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. Compensation expense of $98,224 and $89,780 was recognized for the MRP for the year ended September 30, 2002 and 2001, respectively.

Note 15- Stock Option Plan

The Company has a Stock Option Plan (the "Plan") whereby 228,660 shares of common stock have been reserved for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Incentive Stock Options. Options are exercisable in four annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. An additional 74,500 options were granted during the year ended September 30, 2002. No options were granted during the year ended September 30, 2001.

The following table summarizes the status of and changes in the Company's stock option plan during the past two years.

	Shares	Weighted Average Exercise Price
Outstanding at October 1, 2000 and September 30, 2001	80,000	$8.00
Options exercised	(7,500)	8.00
Granted	74,500	11.375
Outstanding at September 30, 2002	147,000	$9.71
Exercisable at September 30, 2001	40,000	$8.00
Exercisable at September 30, 2002	52,500	$8.00

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, the Company estimated the grant date fair value of each option awarded in fiscal 1999 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 6.25%, risk-free interest rate of 5.72% and expected lives of 10 years. The assumption for expected volatility was 31.55%. The estimated fair value of each option granted was $1.62.

Note 15- Stock Option Plan - Continued

The Company estimated the grant date fair value of each option awarded in fiscal 2002 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 4.08%, risk-free interest rate of 4.49% and expected lives of 10 years. The assumption for expected volatility was 32.63%. The estimated fair value of each option granted was $2.80.

Had 2002 and 2001 compensation cost been determined including the weighted-average estimate of fair value of each option granted, the Company's net income would be reduced to proforma amount of $1,711,087 and $84,880, respectively. Proforma earnings, basic and diluted, per share would have been $.30 in fiscal 2002 and $.02 and $.01, respectively, in fiscal 2001.

Note 16- Retained Earnings

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16- Retained Earnings - Continued

The following table presents the Bank's capital position based on the September 30 financial statements and the current capital requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2002						
Tangible (1)	$ 46,635,461	8.09%	$ 8,650,374	1.5%	$ N/A	N/A %
Tier I capital (2)	46,635,461	13.77	N/A	N/A	20,323,889	6.0
Core (1)	46,635,461	8.09	23,067,663	4.0	28,834,579	5.0
Risk-weighted (2)	48,761,922	14.40	27,098,519	8.0	33,873,148	10.0
September 30, 2001						
Tangible (1)	$ 31,703,963	8.3%	$ 5,760,957	1.5%	$ N/A	N/A %
Tier I capital (2)	31,703,963	14.1	N/A	N/A	13,457,700	6.0
Core (1)	31,703,963	8.3	15,362,551	4.0	19,203,189	5.0
Risk-weighted (2)	33,266,957	14.8	17,943,600	8.0	22,429,500	10.0

(1) To adjusted total assets.
(2) To risk-weighted assets.

The OTS has adopted an interest rate risk component of regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank's interest rate risk exposure, measured by the decline in the market value of the Bank's net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of September 30, 2002, the Bank is not subject to the interest rate risk requirement.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its retained earnings below its regulatory capital requirement or the accumulated bad debt deduction.

Note 17- Income Taxes

The current tax provision consists of the following for the years ended September 30, 2002 and 2001:

	2002	2001
Current expense	$ 1,026,926	$ 335,037
Deferred (benefit) expense	(42,950)	(255,747)
Total tax expense	$ 983,976	$ 79,290

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17- Income Taxes - Continued

The tax effects to temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are as follows:

	2002	2001
Deferred Tax Assets:		
Charitable deduction carryforward	$ --	$ 42,765
ESOP and MRP	44,338	39,515
Market value change in Rabbi Trust assets	--	45,845
Deferred compensation	87,564	--
Allowance for loan losses	700,124	603,628
Allowance for uncollected interest	5,477	24,307
Deferred loan fees	207,115	--
Total gross deferred tax assets	1,044,618	756,060
Deferred Tax Liabilities:		
Federal Home Loan Bank of Atlanta stock dividends	$ (208,892)	$ (151,928)
Depreciation	(286,579)	(257,515)
Bad debt deduction in excess of base year reserves	--	(76,162)
Unrealized holding gains	(415,083)	(177,385)
Market value change in Rabbi Trust assets	(19,544)	--
Purchase Accounting Premiums, net	(16,183)	--
Total gross deferred tax liabilities	(946,281)	(662,990)
Net Deferred Tax Assets	$ 98,337	$ 93,070

The amount computed by applying the statutory federal income tax rate to income before taxes and extraordinary item is greater than the taxes provided for the following reasons:

	For the Years Ended September 30,			
	2002		2001	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax rate	$ 923,083	34.00%	$ 62,579	34.00%
Increases Resulting From				
State income tax net of federal income tax benefit	56,768	2.09	7,187	3.90
Other	4,125	0.15	9,524	5.17
	$ 983,976	36.24%	$ 79,290	43.07%

The Company and its subsidiaries file a consolidated income tax return on a fiscal year basis. The returns have been audited by the Internal Revenue Service through the year ended September 30, 1994.

Note 17- Income Taxes - Continued

Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $6,249,261 with an income tax effect of approximately $2,413,997 at September 30, 2002. This bad debt reserve would become taxable if certain conditions are met by the Bank.

Note 18- Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds and interest-bearing deposits in other banks. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. Preferred Trust Securities are considered to be at fair value. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. The fair value of Federal Home Loan Bank advances is estimated using rates currently offered on advances of similar remaining maturities.

The estimated fair values of the Bank's financial instruments are as follows:

	September 30, 2002		September 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in Thousands)			
Financial Assets				
Cash	$ 6,468	$ 6,468	$ 4,056	$ 4,056
Interest bearing deposits in other banks	15,808	15,808	7,953	7,953
Federal funds sold	3,527	3,527	3,313	3,313
Investment securities - available for sale	45,083	45,083	23,969	23,969
Investment securities - held to maturity	4,496	4,621	18,494	18,732
Loans Receivable				
Mortgage loans	$ 325,264	$ 339,983	$ 191,050	$ 201,186
Share loans	1,332	1,332	875	875
Consumer loans	71,353	71,353	76,085	75,013
Mortgage backed securities – available for sale	60,411	60,411	11,442	11,442
Mortgage backed securities - held to maturity	33,691	35,010	41,655	42,505
Federal Home Loan Bank of Atlanta stock	3,940	3,940	1,834	1,834

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18- Disclosures About Fair Value of Financial Instruments - Continued

	September 30, 2002		September 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in Thousands)			
Financial Liabilities				
Deposits	$ 498,785	$ 500,902	$ 325,786	$ 329,065
Federal Home Loan Bank of Atlanta advances	26,968	26,982	17,800	17,800
Mortgage loan commitments	--	12,857	--	5,096
Trust Preferred securities	12,500	12,500	--	--

Note 19- Condensed Financial Information (Parent Company Only)

Information as to the financial position of BCSB Bankcorp as of September 30, and the results of operations and cash flows for the years ended September 30 are summarized below.

	September 30, 2002	September 30, 2001
Statement of Financial Condition		
Assets		
Cash	$ 115,162	$ 1,406,140
Interest bearing deposits in other banks	1,182,507	2,651,101
Investment securities – available for sale	3,115,576	--
Investment securities, held to maturity	3,495,986	4,999,777
Employee Stock Ownership Plan loan	1,097,568	1,280,496
Accrued interest receivable	75,645	147,873
Investment in Subsidiary	47,775,863	32,551,747
Prepaid income taxes	25,359	--
Other assets	488,871	110,396
Total assets	$ 57,372,537	$ 43,147,530
Liabilities and Stockholders' Equity		
Liabilities		
Long-Term Sub-debentures	12,887,000	--
Accrued taxes payable	54,135	1,809
Dividends payable	264,891	264,045
Other liabilities	17,818	151,286
	13,223,844	417,140
Stockholders' Equity		
Common Stock (5,874,082 and 5,867,322 shares issued And outstanding, respectively)	58,741	58,673
Paid-in Capital	20,302,518	20,116,467
Retained earnings (substantially restricted)	25,279,752	24,556,126
	45,641,011	44,731,266
Employee Stock Ownership Plan	(960,372)	(1,143,300)
Stock held by Rabbi Trust	(1,196,500)	(1,139,500)
Accumulated other comprehensive income (net of tax)	664,554	281,924
Total stockholders' equity	44,148,693	42,730,390
Total liabilities and stockholders' equity	$ 57,372,537	$ 43,147,530

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Condensed Financial Information (Parent Company Only) - Continued

	September 30, 2002	September 30, 2001
Statements of Operations		
Interest and fees on loans	70,333	50,452
Interest and dividends on investment securities	287,635	309,121
Other interest income	33,179	147,701
Total interest income	391,147	507,274
Interest on borrowings	187,380	--
Net interest income	203,767	507,274
Non interest expense		
Professional fees	74,654	71,806
Other expenses	88,647	65,200
Total non-interest expense	163,301	137,006
Net income before tax provision	40,466	370,268
Income tax provision	15,628	142,997
Income before equity in net income of subsidiary	24,838	227,271
Equity in net income of subsidiary	1,706,136	(122,506)
Net income	1,730,974	104,765
Statement of Cash Flows		
Net income	1,730,974	104,765
Adjustments to reconcile Net Income to Net Cash Provided By Operating Activities		
Accretion of discount on investments	(272)	(1,502)
Equity in net (income) loss of subsidiary	(1,706,136)	122,505
Decrease in accrued interest receivable	72,228	84,512
Increase in prepaid taxes	(25,359)	--
Increase in receivable from subsidiary	(93,697)	--
Increase in other assets	(378,475)	(34,448)
Increase (decrease) in income taxes payable	50,911	(21,644)
Decrease in other liabilities	(133,468)	(111,455)
Noncash compensation under stock-based benefit plan	101,920	83,025
Net cash (used by) provided by operating activities	(381,374)	225,758

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Condensed Financial Information (Parent Company Only) - Continued

	September 30, 2002	September 30, 2001
Cash Flows from Investing Activities		
Additional investment in subsidiaries	(12,887,000)	--
Proceeds from maturing interest bearing deposits	495,000	--
Purchase of interest bearing deposits	--	(495,000)
Proceeds from maturities of investment securities – held to maturity	4,000,000	6,250,000
Proceeds from sale of investment securities – Available for sale	819,936	--
Purchase of investment securities – available for sale	(3,929,247)	--
Purchase of investment securities – held to maturity	(2,495,937)	(4,000,000)
Principal collected on longer term loans	182,928	182,928
Net cash (used by) provided by investing activities	(13,814,320)	1,937,928
Cash Flows from Financing Activities		
Increase in Long-Term Sub-debentures	12,887,000	--
Stock repurchase	(9,376)	(165,445)
Exercised options	60,000	--
Dividends on stock	(1,007,348)	(995,728)
Increase (decrease) in dividends payable	846	(1,909)
Net cash provided (used by) financing activities	11,931,122	(1,163,082)
(Decrease) increase in cash and cash equivalents	(2,264,572)	1,000,604
Cash and cash equivalents at beginning of period	3,562,241	2,561,637
Cash and cash equivalents at end of period	1,297,669	3,562,241
The following is a summary of cash and cash equivalents		
Cash	115,162	1,406,140
Interest bearing deposits in other banks	1,182,507	2,651,101
Balance of cash items reflected on Statement of Financial Condition	1,297,669	4,057,241
Less – certificates of deposit with an original Maturity of more than three months	--	495,000
Cash and cash equivalents reflected on the Statement of Cash Flows	1,297,669	3,562,241

Note 20- Recent Accounting Pronouncements

In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also requires reporting of discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Statement also eliminates the exception to consolidation for a temporarily controlled subsidiary.

In April 2002, FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this Statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2002, FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. The provision of this Statement requires long-term customer relationship intangible assets of financial institutions such as depositor – and borrower – relationship intangible assets and credit cardholder intangible assets to be subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used.

BOARD OF DIRECTORS

Henry V. Kahl
Chairman of the Board

H. Adrian Cox
Vice Chairman of the Board
Insurance Agent for Rohe and Rohe Associates, Baltimore, Maryland

Gary C. Loraditch
President and Chief Executive Officer of the Company and the Bank

William M. Loughran
Senior Vice President of the Company and the Bank

Michael J. Klein
Vice President, Klein's Super Markets

John J. Panzer, Jr.
Self Employed Builder

P. Louis Rohe, Jr.
Retired

William J. Kappauf
Director of Cash Management for Baltimore Gas & Electric Co.
Baltimore, Maryland

EXECUTIVE OFFICERS

Gary C. Loraditch
President and Chief Executive Officer

David M. Meadows
Vice President, Secretary and General Counsel

William M. Loughran
Senior Vice President

Ronald J. Ward
Vice President

Bonnie M. Klein
Vice President and Treasurer

Kellie T. Rychwalski
Vice President

OFFICE LOCATIONS

4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

1736 Merritt Blvd.
Dundalk, Maryland 21222

515 Eastern Avenue
Baltimore, Maryland 21221

2105 Rock Spring Road
Forest Hill, Maryland 21050

1505 York Road
Lutherville, Maryland 21093

2101 Gwynn Oak Road
Baltimore, Maryland 21207

4208 Ebenezer Road
Perry Hall, Maryland 21128

2165 York Road
Timmonium, Maryland 21093

5340 Campbell Boulevard
Baltimore, Maryland 21236

402 Constant Friendship Boulevard
Abingdon, Maryland 21009

8767 K Philadelphia Road
Baltimore, Maryland 21237

9416 Baltimore National Pike
Ellicott City, Maryland 21042

563 Bel Air Plaza
Bel Air, Maryland 21014

712 N. Rolling Road
Catonsville, Maryland 21228

2128 N. Fountain Green Road
Bel Air, Maryland 21015

9613 Harford Road
Baltimore, MD 21234

4228 Harford Road
Baltimore, Maryland 21214

CORPORATE INFORMATION

Independent Certified Public Accountants
Anderson Associates, LLP
7621 Fitch Lane
Baltimore, Maryland 21236

General Counsel
Moore, Carney, Ryan & Lattanzi, LLC
4111 E. Joppa Road, Suite 201
Baltimore, Maryland 21236

Transfer Agent and Registrar
American Stock and Transfer Co.
6201 15th Avenue
Brooklyn, New York 11212

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, D.C. 20036

Annual Meeting
The 2003 Annual Meeting of Stockholders will be held on February 12, 2003 at 4 :00 p.m. at the Bank's Perry Hall office located at 4208 Ebenezer Road, Baltimore, Maryland

Annual Report on Form 10-KSB

A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2003 Annual Meeting upon written request to Corporate Secretary, BCSB Bankcorp, Inc., 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236.

BCSB Bankcorp, Inc.

4111 E. Joppa Road
Baltimore, MD 21236
(410) 256-5000
www.baltcosavings.com